EXHIBIT 99.1

For Immediate Release	Date: December 6, 2022
22-65-TR

Teck and BC Parks Foundation Partner to Support Natural Spaces Across B.C.

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) and the BC Parks Foundation today announced a $5 million donation from Teck to the BC Parks Foundation to enhance and expand BC’s world-class system of parks and protected areas.

The collaboration between Teck and the BC Parks Foundation will help to preserve and expand green spaces in rural and urban areas, protect important natural park lands and give more people the opportunity to enjoy BC’s incredible natural wealth. Funds will be used to expand successful initiatives including:

•	Helping create new protected areas and animal migration corridors, to preserve natural spaces and mitigate climate change.
•	Getting more people involved in monitoring and protecting wildlife and their habitats.
•	Promoting responsible and safe enjoyment of natural areas through educational activities and events for visitors and children.
•	Working with Indigenous people to create informative trails and experiences in parks to foster reconciliation.
•	Providing British Columbians the opportunity to experience the health benefits of nature, including park experiences for vulnerable and marginalized people.

The partnership aligns with Teck’s commitment to becoming a nature positive company, and the BC Parks Foundation’s recently announced 25x25https://c212.net/c/link/?t=0&l=en&o=3647648-1&h=2736046660&u=http%3A%2F%2F25x25.ca%2F&a=%2C initiative.

The Foundation’s 25x25 initiative is inspiring people across BC to protect 25 important places by 2025, in support of Canada’s goal of protecting 25% of land and sea in the next three years. In addition, 25x25 inspires people to collect 25 million nature observations, enjoy 25 parks or outdoor activities responsibly and safely, and spend a minimum of 2.5 hours a week outside getting healthy by nature.

Teck’s goal to a become a nature positive company by 2030 means that, by 2030, Teck’s conservation, protection and restoration of land and biodiversity will exceed the disturbance caused by its mining activities from a 2020 baseline. In doing so, Teck will conserve or rehabilitate at least three hectares for every one hectare affected by its mining activities. To learn more about Teck’s nature positive goal, click here.

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Quotes:

Honorable Josie Osborne, British Columbia Minister of Land, Water and Resource Stewardship and Minister Responsible for Fisheries -

“British Columbia has the greatest diversity of species, ecosystems and habitats of any of Canada’s provinces or territories. Ensuring we conserve and protect these natural spaces has never been more important. Teck’s partnership with BC Parks Foundation on the 25x25 Campaign is a concrete example of how we can all work together to protect more of B.C.’s natural beauty and encourage people to get outside and enjoy it now and in the future.”

Jonathan Price, CEO, Teck –

“This collaboration with the BC Parks Foundation supports Teck’s work to become a nature positive company by helping protect nature while also enhancing access to green space for people across British Columbia. Tackling the global challenge of nature loss requires all sectors to work together and we are excited to be partnering with the BC Parks Foundation on this important initiative.”

Andrew Day, CEO, BC Parks Foundation -

“One thing that unites all British Columbians is our love of parks and nature. As a BC-based company, Teck is showing leadership globally through their nature positive commitment, and here at home through their groundbreaking support for our 25x25 goals. Teck’s landmark gift will make a real positive impact in keeping BC beautiful, for everyone to enjoy, forever.”

Forward Looking Statements - Teck

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “will”, “intend”, “expect”, and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements relating to: our goal to become a nature positive company by 2030 and the actions we intend to take to achieve this goal, including our intended donations and commitments to conserve or rehabilitate at least three hectares for every one hectare affected by mining activities; the expected use and impact of our donations and our other nature positive initiatives. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this news release. Such statements are based on a number of estimates, projections, beliefs and assumptions which are inherently uncertain and difficult to predict and may prove to be incorrect, including but not limited to expectations and assumptions concerning: the availability of land or other opportunities for conservation, rehabilitation, or capacity building in appropriate locations on commercially reasonable terms and the ability to obtain any required external approvals or consensus for such opportunities; our

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ability to achieve our nature positive and biodiversity goals and the longer term impacts of those goals and strategies on our business; environmental compliance costs generally; and assumptions regarding the development of our business generally and general economic conditions. Factors that may cause actual results to vary include, but are not limited to, actual biodiversity consequences; unavailability of land or other opportunities for conservation, rehabilitation or capacity building on commercially reasonable terms or inability to obtain any required external approvals or consensus for such opportunities; changes in laws and governmental regulations or enforcement thereof that impact our operations, goals or strategy and changes in commodity price, costs or general economic conditions.

We caution you that the foregoing list of important factors and assumptions is not exhaustive. Other events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, our forward-looking statements. Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our most recent Annual Information Form filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile. We assume no obligation to update forward-looking statements except as required under securities laws.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

About BC Parks Foundation

As the official charitable partner of BC Parks, the BC Parks Foundation’s goal is to create the greatest system of parks and protected areas in the world. Enjoy now, protect forever. Learn more at bcparksfoundation.ca and 25x25.ca.

Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

BC Parks Foundation Media Contact:

Jennie McCaffrey

Director of Engagement

778.222.5543

Jennie.mccaffrey@bcparksfoundation.ca

Teck Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com

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